United States securities and exchange commission logo





                               January 8, 2024

       Ryan Davies
       Chief Executive Officer
       CancerVAX, Inc.
       351 Paseo Nuevo, Floor 2
       Santa Barbara, CA 93101

                                                        Re: CancerVAX, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed December 8,
2023
                                                            File No. 024-12369

       Dear Ryan Davies:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please update your cover page to include a cross-reference to the "Securities Being
                                                        Offered" section. Refer
to Item 1(d) of Form 1-A (Part II).
   2. Please amend the table on your cover page to comply with the tabular disclosure required by Item 1(e) of Form
1-A (Part II) for best efforts offerings. As currently drafted, your table does not include
a column entitled "Proceeds to other persons."
       Summary, page 3

   3. Please include a description of the ownership Bountiful Capital, LLC on an as converted basis in the summary.
       Risk Factors, page 6

   4. Please include a description of the jury trial provision in the Risk Factors section of the offering circular. In
this regard, we note that you disclose on page 5 that investors in this
 Ryan Davies
FirstName  LastNameRyan Davies
CancerVAX,   Inc.
Comapany
January    NameCancerVAX, Inc.
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
         offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.
Voting Control is in the hands of a few large stockholders, page 27

5. Identify the stockholders who individually, or together as a group, have voting control and quantify their percentage ownership on an as converted basis. Series A Preferred Stock issued to an investor with certain preferential rights, upon conversion thereof, will cause dilution ..., page 28

6. Please revise the risk factor discussion and "Series B Preferred Stock issued to an investor..." to clarify how many shares will be issued upon conversion of the Series A
         Preferred Stock and the Series B preferred Stock, and that the Company currently has sufficient authorized shares of common stock to satisfy such conversion.
Plan of Distribution
Forum Selection Provision, page 34

7. We note your disclosure that the subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against your company based on the agreement to be brought in a state or federal court in
         Nevada. However, we note that Section 6 of the Common Stock Subscription Agreement specifies that while the Subscription Agreement shall be governed and construed in accordance with the laws of the Nevada, that the subscriber and you consent to the jurisdiction of any state or federal court within California. Please update your disclosure accordingly or otherwise advise.
Use of Proceeds to Issuer, page 35

8. Please state whether or not offering proceeds will be used to compensate or otherwise make payments to your officers or directors. Refer to Item 6, Instruction 2 of Form 1-A
         (Part II).
9. Please explain how you intend to allocate your proceeds across your ongoing projects.
         Additionally, describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Refer to Item
         6, Instruction 3 of Form 1-A (Part II). For example, to the extent less than all of the securities being qualified are sold, explain how you will adjust the conduct of your operations. If you will focus on one or two candidates at the expense of other(s), please identify the candidate(s) you intend to prioritize.
Intellectual Property, page 49

10. Please revise to include a current description of your intellectual property portfolio on page 50. In this regard, we note on page 36 that you subsequently filed an international
 Ryan Davies
FirstName  LastNameRyan Davies
CancerVAX,   Inc.
Comapany
January    NameCancerVAX, Inc.
        8, 2024
January
Page 3 8, 2024 Page 3
FirstName LastName
         patent application (PCT) in 2022. In addition, for each material patent application, filed by you or UCLA, please describe the type of patent protection, such as composition of matter, use or process, and expected expiration dates.
License, Royalty and Collaboration Agreements
Sponsored Research Agreement between the Company and The Regents of The University of
California, page 50

11. We note your heading "License, Royalty and Collaboration Agreements." However, all of
         your agreements appear to be research agreements. Please describe your material license, royalty and collaboration agreements or revise your heading to clarify that all of your material agreements are research agreements.
12. With respect to the Sponsored Research Agreements, please clarify the following:
             What is the the current status of the 24-month research program with Regents? We note your disclosure indicates the agreement was entered into in July 2022, and the program "will be" conducted at UCLA and "commenced" on July 15, 2022. Please revise to clarify.
             What is the the current status of the 12-month research program entered into on May
             12, 2021? We note your disclosure that is is a 12 month program, that it
             "commenced" on May 12, 2021, that it "will" focus on developing immunotherapies, etc. Please revise your disclosure accordingly.
             Clarify which Research Agreement the $574,501 related to and if the entire amount has been paid. If a similar funding requirement exists with respect to the other
             Research Agreement with Regent, please disclose this information. To the extent the agreements provide for additional payments in the event that
             Regents achieves certain milestones, please disclose this information and quantify the maximum amounts payable under each agreement.
             With respect to a "Subject Invention," please clarify which agreement this disclosure relates to and whether you are conducting separate research in this area. If not, clarify that it is expected that Regents will have sole ownership of all rights to "Subject
             Inventions" because Regents is conducting the research and you will have the first right to negotiate an option or license. Alternatively, describe the research you are conducting. Provide similar information with respect to the other Research
             Agreement.
             To the extent that the Research Agreements have been extended, terminated or expired, please clarify.
Security Ownership of Management and Certain Security Holders, page 60

13. Please include the ownership of Bountiful Capital, LLC in the table and identify the individual(s) with voting and investment control of the shares held by Bountiful.
Notes to Financial Statements
Note 6 - Mezzanine, page F-27
 Ryan Davies
CancerVAX, Inc.
January 8, 2024
Page 4

14. The conversion ratio of the Series A Preferred Stock disclosed here does not agree with the conversion ratio disclosed on page 63 due to the reverse split of January 24, 2022.
       Please revise or advise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Gary Newberry at 202-551-3761 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameRyan Davies
                                                             Division of
Corporation Finance
Comapany NameCancerVAX, Inc.
                                                             Office of Life
Sciences
January 8, 2024 Page 4
cc:       Callie Jones
FirstName LastName